Mail Stop 4561

July 18, 2007

<u>VIA U.S. MAIL AND FAX (312) 573-5678</u>

Ben W. Perks
Chief Financial Officer
Navigant Consulting, Inc.
615 N. Wabash Avenue
Chicago, IL 60611

       Re: **Navigant Consulting, Inc.**
               Form 10-K for Fiscal Year Ended
               December 31, 2006
               Filed March 1, 2007
               File No. 001-12173

Dear Mr. Perks:

We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment**.** In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Consolidated Statements of Stockholders' Equity, page F-5

1.   We note you recorded an adjustment for the cumulative effect of accounting change of SAB 108 to your opening balance of retained earnings. The transition provision of SAB 108 is applicable if the registrant knew about the misstatement in the prior period, and previously considered it immaterial under its previous approach, either iron curtain or rollover. Please tell us how you have complied with SAB 108, or tell us why you believe it was not necessary to amend your 2005 Form 10-K to reflect this misstatement as it appears that you identified the error in the current period.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief